

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 22, 2017

Christopher J. May
Chief Financial Officer
American Axle & Manufacturing, Inc.
One Dauch Drive
Detroit, MI 48211

      Re: American Axle & Manufacturing, Inc.
               Registration Statement on Form S-4
               Filed December 15, 2017
               File No. 333-222097

Dear Mr. May:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact John Stickel at 202-551-3324 or me at 202-551-3469 with any questions.

               Sincerely,

               /s/ Justin Dobbie

               Justin Dobbie
               Legal Branch Chief
               Office of Transportation and Leisure